Exhibit 99.1

HUDBAY MINERALS INC.

Management’s Discussion and Analysis of

Results of Operations and Financial Condition

For the Three and Six Months Ended

June 30, 2013

July 31, 2013

NOTES TO READER

This Management’s Discussion and Analysis (“MD&A”) dated July 31, 2013 is intended to supplement HudBay Minerals Inc.’s unaudited condensed consolidated interim financial statements and related notes for the three and six months ended June 30, 2013 (the “consolidated interim financial statements”). The consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), including International Accounting Standard 34 Interim Financial Reporting, as issued by the International Accounting Standards Board.

Additional information regarding HudBay Minerals Inc., including the risks related to our business and those that are reasonably likely to affect our financial statements in the future, is contained in our continuous disclosure materials, including our most recent Annual Information Form (“AIF”), audited consolidated financial statements and Management Information Circular, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

All amounts are in Canadian dollars unless otherwise noted.

References to “Hudbay”, the “Company”, “we”, “us”, “our” or similar terms refer to HudBay Minerals Inc. and its direct and indirect subsidiaries. “Hudbay Peru” refers to HudBay Peru SAC., our wholly-owned subsidiary.

Forward-Looking Information

This MD&A contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. All information contained in this MD&A, other than statements of current and historical fact, is forward-looking information. Forward-looking information includes information that relates to, among other things, our objectives, strategies and intentions and future financial and operating performance and prospects. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘should’’ or ‘‘might’’ ‘‘occur’’ or ‘‘be achieved’’ or ‘‘will be taken’’ (and variations of these or similar expressions). All of the forward-looking information in this MD&A is qualified by this cautionary statement.

Forward-looking information includes, but is not limited to, continued production at our 777 and Lalor mines, continued processing at our Flin Flon concentrator, Snow Lake concentrator and Flin Flon zinc plant, our ability to develop our Lalor, Constancia and Reed projects and the anticipated scope and cost of and development plans for these projects, including the re-estimated capital costs and associated project economics for Constancia, refurbishment of the Snow Lake concentrator and deferral of construction of the new Lalor concentrator, anticipated timing of our projects and events that may affect our projects, our expected expenditure reductions, our expectation that we will receive the remaining US$125 million deposit payment under the precious metals stream transaction with Silver Wheaton Corp., our expectation that we will complete committed financing transactions, our expectation that we will amend and restate our revolving credit facility, the anticipated effect of external factors on revenue, such as commodity prices, anticipated exploration and development expenditures and activities and the possible success of such activities, estimation of mineral reserves and resources, mine life projections, timing and amount of estimated future production, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies.

Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to:

•             the success of mining, processing, exploration and development activities;

•             the accuracy of geological, mining and metallurgical estimates;

•             the costs of production;

•             the supply and demand for metals we produce;

•             the volatility of commodity prices;

•             the volatility in foreign exchange rates;

•             the supply and availability of concentrate for our processing facilities;

•             the supply and availability of reagents for our concentrators;

•             the availability of third party processing facilities for our concentrate;

•             the supply and availability of all forms of energy and fuels at reasonable prices;

•             the availability of transportation services at reasonable prices;

•             no significant unanticipated operational or technical difficulties;

•             the availability of financing for our exploration and development projects and activities;

•             the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects;

•             the timing and receipt of various regulatory and governmental approvals;

•             the availability of personnel for our exploration, development and operational projects and ongoing employee relations;

•             maintaining good relations with the communities in which we operate;

•             no significant unanticipated challenges with stakeholders at our various projects;

•             no significant unanticipated events relating to regulatory, environmental, health and safety matters;

•             no contests over title to our properties, including as a result of rights or claimed rights of aboriginal peoples;

•             the timing and possible outcome of pending litigation and no significant unanticipated litigation;

•             certain tax matters, including, but not limited to current tax laws and regulations; and

•             no significant and continuing adverse changes in general economic conditions or conditions in the financial markets.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations and energy prices), uncertainties related to the development and operation of our projects, depletion of our reserves, risks related to political or social unrest or change and those in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, dependence on key personnel and employee relations, volatile financial markets that may affect our ability to obtain financing on acceptable terms, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations, our ability to abide by the covenants in our debt instruments, as well as the risks discussed under the heading “Risk Factors” in our most recent Annual Information Form and Form 40-F.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this MD&A or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies.

Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the Securities and Exchange Commission (the “SEC”) set forth in Industry Guide 7. Under the SEC’s Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves. You are urged to consider closely the disclosure on the mining industry technical terms in Schedule A “Glossary of Mining Terms” of our Annual Information Form for the fiscal year ended December 31, 2012, available on SEDAR at www.sedar.com and incorporated by reference as Exhibit 99.1 in our Form 40-F filed on EDGAR on March 28, 2013 (File No. 001-34244).

Presentation of Non-IFRS Financial Performance Measures

We use operating cash flow per share and cash cost per pound of copper sold as non-IFRS financial performance measures in our MD&A. For a detailed description of each of the non-IFRS financial performance measures used in this MD&A, please see the discussion under “Non-IFRS Financial Performance Measures” beginning on page 31 of our MD&A.

Qualified Person

The technical and scientific information in this MD&A related to the Constancia project has been approved by Cashel Meagher, P. Geo, our Vice President, South America Business Unit. The technical and scientific information related to all other sites and projects contained in this MD&A has been approved by Robert Carter, P. Eng, our Director, Technical Services. Messrs. Meagher and Carter are qualified persons pursuant to NI 43-101.

OUR BUSINESS

We are an integrated mining company producing copper concentrate (containing copper, gold and silver) and zinc metal. With assets in North and South America, we are focused on the discovery, production and marketing of base and precious metals. Through our subsidiaries, we own copper/zinc/gold mines, ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan and a copper project in Peru. We also have equity investments in a number of junior exploration companies. Our mission is to create sustainable value through increased commodity exposure on a per share basis for our shareholders. We are governed by the Canada Business Corporations Act and our shares are listed under the symbol “HBM” on the Toronto Stock Exchange, the New York Stock Exchange and Bolsa de Valores de Lima.

SUMMARY

•             Second quarter operating cash flow before stream deposit and change in non-cash working capital decreased to negative $10.7 million from $66.1 million in the second quarter of 2012, primarily due to lower sales volumes, realized metals prices and the impact of the Silver Wheaton precious metals stream transaction.

•             Full year guidance for overall production and operating costs remains unchanged.

•             Project detailed engineering and construction at Constancia have achieved 90% and 40% milestones, respectively. Preliminary results from a re-estimation of project capital costs indicate an increase in construction costs of approximately 15% (assuming initial production in late 2014 and full production in the second quarter of 2015), of which one half would be deferred to the production phase.

•             Expenditure reductions and deferrals totalling approximately $100 million over the balance of 2013 and 2014 implemented, including reductions in exploration, deferral of discretionary sustaining capital expenditures and a reduction in the semi-annual dividend to $0.01 per share.

•             Planned investment of $9 million at existing Snow Lake concentrator to double production capacity to approximately 2,700 tonnes per day by mid-2014; investment expected to enable deferral of construction of new Lalor concentrator and approximately $325 million of the overall $794 million estimated Lalor capital cost; Lalor and Reed mine construction remains on time and on budget.

•             US$280 million of new growth capital secured in the quarter through the issuance of long-term unsecured notes and a long-term equipment financing facility. In addition, a US$125 million deposit was received from Silver Wheaton under the precious metals stream transaction. Available liquidity is now approximately $1.5 billion, including an existing cash balance of $1.1 billion.

•             Announced appointment of two new Directors.

Second quarter of 2013 net earnings were affected by, among other things, the following items:

	Pre-tax gain (loss) ($ millions)	After-tax gain (loss) ($ millions)	Per Share ($/share)
Impairments and mark-to-market adjustments related to junior mining investments	(5.1)	(5.1)	(0.03)
Loss on mark-to-market of embedded derivative related to long-term debt	(5.1)	(5.1)	(0.03)
Impact to deferred tax provision of translation of Peruvian tax basis	—	(16.2)	(0.09)
Impact on deferred taxes of change in discount rates on decommissioning and restoration liabilities	—	5.2	0.03
Foreign currency translation loss	(23.8)	(26.9)	(0.16)
Loss as a result of provisional pricing adjustments	(5.8)	(3.6)	(0.02)

Key Financial and Production Results

Financial Condition ($000s)	Jun. 30, 2013	Dec. 31, 2012
Cash and cash equivalents	1,076,927	1,337,088
Working capital	970,734	1,182,048
Total assets	3,778,106	3,476,497
Equity[1]	1,672,890	1,653,772

		Three Months Ended		Six Months Ended
Financial Performance ($000s except per share and cash cost amounts)		Jun. 30 2013	Jun. 30 2012	Jun. 30, 2013	Jun. 30, 2012
Revenue		130,659	189,858	250,540	376,896
(Loss) profit before tax		(39,883)	650	(31,960)	17,619
Basic and diluted loss per share[1]		(0.31)	(0.17)	(0.29)	(0.14)
Loss for the period		(52,686)	(29,606)	(50,779)	(26,252)

Operating cash flow before stream deposit and change in non-cash working capital		(10,659)	66,138	1,606	108,383
Operating cash flow per share [2]		(0.06)	0.38	0.01	0.63

Cash cost per pound of copper sold [2]		2.22	0.63	1.98	0.88
Production (contained metal in concentrate)[3]
Copper	(tonnes)	6,981	10,762	14,624	21,506
Zinc	(tonnes)	23,591	20,457	41,801	42,124
Gold	(troy oz.)	19,815	24,593	38,484	47,148
Silver	(troy oz.)	190,218	203,166	364,822	408,516

Metal Sold
Payable metal in concentrate
Copper	(tonnes)	6,777	12,886	14,598	23,805
Gold	(troy oz.)	26,799	29,333	39,021	48,494
Silver	(troy oz.)	243,432	225,017	355,551	397,475
Refined zinc	(tonnes)	27,151	23,218	51,369	48,803

1         Attributable to owners of the Company.

2         Operating cash flow per share and cash cost per pound of copper sold are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 31 of this MD&A.

3         Metal reported in concentrate is prior to refining losses or deductions associated with smelter contract terms.

RECENT DEVELOPMENTS

We have implemented spending reductions which are expected to total approximately $100 million over the balance of 2013 and 2014, including exploration spending reductions of approximately $30 million through the end of 2014, as well as deferrals of approximately $20 million in sustaining capital expenditures to beyond 2014. Sustaining capital expenditures for 2013 are expected to be approximately $15 million lower than previous guidance.

As part of these spending reductions, on July 31, 2013 our Board of Directors declared a semi-annual dividend of $0.01 per common share payable on September 27, 2013 to holders of record on September 13, 2013, down from the March 31, 2013 semi-annual dividend of $0.10 per share.

In addition, we plan to defer approximately $325 million of the capital cost for the construction of the new Lalor concentrator, as a planned $9 million investment to double the capacity of the Snow Lake concentrator is expected to accommodate planned production from the new Lalor mine until the end of 2016.

We also announced the appointment of Sarah B. Kavanagh and Igor Gonzales to our Board of Directors. Ms. Kavanagh was appointed Chair of the Audit Committee, replacing Alan R. Hibben, who has stepped down from the Committee after serving as interim Chair and will remain on the Board. Ms. Kavanagh and Mr. Gonzales bring significant experience in their respective areas of expertise as set out below.

Ms. Kavanagh has been serving as a Commissioner at the Ontario Securities Commission since 2011. She is also a Trustee of WPT Industrial REIT and a Director and Chair of the Audit Committee at American Stock Transfer and Canadian Stock Transfer. Between 1999 and 2010, Ms. Kavanagh served in a number of senior investment banking roles at Scotia Capital Inc. She has also held senior financial positions in the corporate sector. Prior to moving to Canada she was an investment banker in New York.  Ms. Kavanagh graduated from Harvard Business School with a Masters in Business Administration and received a Bachelor of Arts degree in Economics from Williams College in Williamstown, Massachusetts. Ms. Kavanagh completed the Directors Education Program at the Institute of Corporate Directors in 2011.

Mr. Gonzales is from Cusco, Peru and has more than 30 years of experience in the mining industry. He was with Barrick Gold Corporation from 1998 to 2013, most recently as Executive Vice President and Chief Operating Officer. Between 1980 and 1996, Mr. Gonzales served in various roles with Southern Peru Copper Corporation. Mr. Gonzales has a Bachelor of Science degree in Chemical Engineering from the University of San Antonio Abad in Cusco, Peru, and was a Fulbright Scholar at the New Mexico Institute of Mining and Technology, where he earned a Master of Science degree in Extractive Metallurgy.

DEVELOPMENT UPDATE

Constancia

At Constancia, 90% of the detailed engineering is complete. Preliminary results from a re-estimation of project capital costs indicate an increase in construction costs of approximately 15% (assuming initial production in late 2014 and full production in the second quarter of 2015), of which one half would be deferred to the production phase. The most significant contributor to the estimated cost escalation relates to heavy civil earthworks, which were affected by higher than estimated volumes of material to be moved, other geotechnical issues and lower than anticipated wet weather productivity. Work is continuing at Constancia according to the project plan as we assess the possible impact of these additional costs on the project and the project’s economics.

We have incurred approximately US$658 million in costs on the Constancia project to June 30, 2013 and have entered into an additional US$455 million in commitments.

The project is over 40% complete, including completion of detailed engineering for the transmission line and Tintaya substation. We have secured the mine fleet with 18 haul trucks scheduled for delivery between August 2013 and August 2014, 11 of which have arrived in Peru. Tire procurement is underway with contracts arranged to meet fleet requirements and one of three hydraulic shovels has arrived in Peru.

Civil earth works for the process plant area are essentially complete. The principal foundations for the ball and SAG mills are poured and complete. Road work necessary for transportation of large components has been completed and the mill shells have begun to arrive at site. Progress on the tailings management facility improved following the commencement of the dry season in April.

In accordance with the agreements we have entered into with local communities, we have delivered new homes to 23 of 36 families and the relocation of these families is in process.

We have received the mining permit, beneficiation concession and approval for the early refund of value added tax on purchases with retroactive effect to December 2012. We have also applied for an Environmental and Social Impact Assessment (“ESIA”) amendment to reflect detailed engineering.

Lalor

We have invested approximately $365 million at the Lalor project to June 30, 2013 and have entered into an additional $63 million in commitments for the project. Included in the invested amount and total commitments is approximately $346 million and $54 million, respectively, related to the Lalor mine, which is on schedule and on budget.

We intend to invest $9 million at our existing Snow Lake concentrator to refurbish existing equipment and facilities and double production capacity to approximately 2,700 tonnes per day. This investment is expected to enable the deferral of construction of the new Lalor concentrator, and the planned expenditure of approximately $325 million of the overall $794 million estimated Lalor capital cost. The increase in production capacity at the Snow Lake concentrator is expected to be completed by mid-2014, when the production shaft at Lalor is being commissioned. We will continue with engineering and optimization work for the new concentrator and will reassess timing for construction of the new concentrator following completion of an updated Lalor mine plan later in 2013.

During the second quarter of 2013, we hoisted 106,723 tonnes of ore from the ventilation shaft at Lalor at a copper grade of 0.83% and zinc grade of 10.34%. Underground project development has continued, with completion of the 910 metre level and the 955 metre level load out facility. We have also started work on the #1 ore pass and the settling cones.

Construction work for the main ore and waste handling systems, as well as the main dewatering systems, will commence in the third quarter of 2013.

Given the nature of the Lalor project, we expect to refer to three phases of the Lalor project when determining commercial production for accounting purposes. The first phase of the project includes the main ventilation shaft and associated surface and underground workings that will contribute to the production of ore between 2012 and 2014. We commenced commercial production for the first phase on April 1, 2013 with Lalor initial production contributing to profit starting at that time.

The second phase of the project is expected to be completed when the main production shaft has been commissioned for ore hoisting, and the third phase of the project involves the new concentrator. We are processing the Lalor ore at the nearby Snow Lake concentrator until we complete the construction of the new concentrator located at the Lalor site.

As of July 30, 2013 the main production shaft has been sunk to approximately 882 metres and is approximately 90% complete. We expect shaft sinking to be completed in late 2013. Upon completion of sinking, the installation of the steel sets and guides, as well as the headframe changeover, will begin. Ore production is expected to transition from the ventilation shaft to the main production shaft by the second half of 2014, subject to receipt of required regulatory permits.

We have started construction of the main intake fan systems and the main substation, which are both scheduled to be completed in the fourth quarter of 2013.

In the second quarter of 2013, we submitted permit applications for the new concentrator to the Manitoba and federal governments.

The remaining capital spending on the Lalor mine project is expected to occur over the 2013 - 2014 period as follows:

(in $ millions)	Mine
Q3-Q4 2013	58
2014	37
Total estimated future capital spending	95
Total spent in 2010-2012	312
Total spent in Q1 and Q2 2013	34
Total[1]	441

1 The total project budget does not reflect pre-production revenue and costs or investment tax credits associated with new mine status for income tax purposes, all of which will continue to be applied to capitalized costs.

Reed Copper Project

During the second quarter of 2013, our focus for our 70% owned Reed copper project near Flin Flon, Manitoba was advancing the underground ramp, completing escape and ventilation raises from surface and camp expansion. Of our $72 million estimated capital construction budget, we have invested approximately $47 million on the project to June 30, 2013 and have entered into an additional $10 million in commitments. Capital expenditures at Reed are expected to total approximately $44 million in 2013. The project is on schedule and on budget.

The underground ramp had advanced approximately 819 metres as of June 30, 2013. The project is on track for initial production by the fourth quarter of 2013 and full production of approximately 1,300 tonnes of ore per day by the first quarter of 2014, subject to receipt of required regulatory permits.

The project is on budget, which currently contemplates that the remaining capital spending on the project will occur over the 2013 - 2014 period as follows:

(in $ millions)
Q3-Q4 2013	21
2014	4
Total estimated future capital spending	25
Total spent in 2012	24
Total spent in Q1 and Q2 2013	23
Total[1]	72

1 The total project budget does not reflect pre-production revenue and costs or investment tax credits associated with new mine status for income tax purposes, all of which will continue to be applied to capitalized costs.

OPERATIONS REVIEW

Health and Safety

For the three months ended June 30, 2013, we recorded a lost time accident frequency (including contractors) of 0.2 per 200,000 hours worked compared to 0.4 for the same period in 2012. Year-to-date 2012 and 2013, we recorded a lost time accident frequency of 0.5.

Mines

		Three Months Ended		Six Months Ended
		Jun. 30	Jun. 30	Jun. 30	Jun. 30	Guidance
		2013	2012	2013	2012	Annual 2013
777
Ore	tonnes	402,451	384,614	809,104	774,135	1,620,000
Copper	%	1.78	2.57	1.88	2.46	2.18
Zinc	%	3.75	4.20	3.68	4.35	4.41
Gold	g/tonne	2.05	2.43	2.03	2.26	1.94
Silver	g/tonne	21.80	26.87	21.34	26.06	30.89
Trout Lake
Ore	tonnes	—	118,776	—	247,867	—
Copper	%	—	2.12	—	2.03	—
Zinc	%	—	3.84	—	3.65	—
Gold	g/tonne	—	2.27	—	2.23	—
Silver	g/tonne	—	14.30	—	13.65	—
Chisel North Zinc Ore
Ore	tonnes	—	50,000	—	96,379	—
Zinc	%	—	8.48	—	8.47	—
Chisel North Copper Ore
Ore	tonnes	—	17,365	—	36,516	—
Copper	%	—	1.62	—	1.59	—
Zinc	%	—	2.88	—	2.69	—
Gold	g/tonne	—	3.30	—	2.57	—
Silver	g/tonne	—	32.77	—	25.95	—
Lalor
Ore	tonnes	106,723	—	188,568	—	418,000
Copper	%	0.83	—	0.71	—	0.54
Zinc	%	10.34	—	10.17	—	9.89
Gold	g/tonne	0.85	—	0.93	—	1.23
Silver	g/tonne	17.06	—	16.95	—	17.70
Total Mines
Ore	tonnes	509,174	570,755	997,672	1,154,897	—
Copper	%	1.58	2.24	1.66	2.15	—
Zinc	%	5.13	4.46	4.90	4.49	—
Gold	g/tonne	1.80	2.26	1.82	2.13	—
Silver	g/tonne	20.81	25.74	20.51	24.41	—

		Three Months Ended		Six Months Ended		Guidance
		Jun. 30	Jun. 30	Jun. 30	Jun. 30	Annual
Unit Operating Costs		2013	2012	2013	2012	2013

Mines
777	$/tonne	41.03	37.47	47.09	40.00	38 - 42
Trout Lake	$/tonne	—	46.43	—	56.15	—
Chisel North	$/tonne	—	100.64	—	103.52	—
Lalor	$/tonne	103.73	—	103.73	—	75 - 95
Total Mines	$/tonne	54.69	46.79	53.93	50.78

777 Mine

Ore production at our 777 mine for the second quarter of 2013 increased 5% compared to the same period in 2012 due to additional production of 23,000 tonnes from the 777 North ramp. Copper, zinc, gold and silver grades in the second quarter of 2013 were lower compared with the grades in the second quarter of 2012 by 31%, 11%, 16% and 19%, respectively, due to the planned sequencing of stopes. Operating costs per tonne of ore in the second quarter of 2013 were 10% higher, compared to the same period in 2012, primarily due to increased labour costs and additional ground support requirements.

2013 year-to-date ore production increased 5% compared to the same period in 2012 due to additional production of 52,000 tonnes from the 777 North ramp. Copper, zinc, gold and silver grades year-to-date were lower by 24%, 15%, 10% and 18%, respectively, compared to 2012, due to planned sequencing of stopes. Year-to-date operating costs in 2013 were 18% higher, compared to the same period in 2012, primarily due to contractor costs. Additional contractor work was required at 777 in the past two quarters due to issues with equipment availability in the fall of 2012 that reduced operating development rates. Equipment availability has returned to normal levels, operating development progress is sufficient to support normal mining rates, and contractors are no longer assigned to operating development work. Full year unit operating costs at 777 are expected to be in line with guidance, and copper and zinc ore grades are expected to be higher in the second half of 2013 compared to the first half as a result of planned  mine sequencing.

Trout Lake Mine and Chisel North Mine

We closed our Trout Lake mine on June 29, 2012 after more than 30 years of operation, and production at our Chisel North mine ended on September 30, 2012.

Lalor Mine

Commercial production commenced for the first phase of Lalor on April 1, 2013. Production during the first two quarters of 2013 was consistent with expectations. Production rates are expected to increase over the remainder of 2013 as more development faces become available and the new aluminium skip is utilized to enhance hoisting capacity. Costs during the first quarter were capitalized to the Lalor project, however, as we commenced commercial production at the beginning of the second quarter, all costs incurred after that time are included in cost of sales on the condensed consolidated interim income statement. Unit costs at Lalor are expected to trend lower over the course of 2013 as production from the first phase stabilizes, and are expected to be in line with guidance on average for the three quarters of commercial production.

Processing Facilities

		Three Months Ended		Six Months Ended
		Jun. 30	Jun. 30	Jun. 30	Jun. 30	Guidance
		2013	2012	2013	2012	Annual 2013
Flin Flon Concentrator
Ore	tonnes	403,241	480,841	805,123	998,764	1,719,000
Copper	%	1.77	2.40	1.89	2.32	—
Zinc	%	3.77	4.06	3.68	4.10	—
Gold	g/tonne	2.06	2.40	2.03	2.26	—
Silver	g/tonne	21.98	23.62	21.37	22.77	—
Copper concentrate	tonnes	27,835	46,329	58,464	90,811	—
Concentrate grade	% Cu	23.37	23.23	23.75	23.68	—
Zinc concentrate	tonnes	24,295	31,984	47,739	66,693	—
Concentrate grade	% Zn	51.88	51.46	51.90	51.19	—
Copper recovery	%	90.9	93.3	91.5	92.7	92
Zinc recovery	%	82.9	84.2	83.6	83.4	85
Gold recovery	%	63.7	66.2	64.5	64.9	69
Silver recovery	%	54.7	55.6	56.6	55.9	—
Snow Lake Concentrator
Ore	tonnes	115,119	48,472	185,075	96,351	369,000
Copper	%	0.54	—	0.54	—	—
Zinc	%	9.94	8.51	9.65	8.54	—
Gold	g/tonne	1.31	—	1.36	—	—
Silver	g/tonne	16.28	—	15.41	—	—
Copper concentrate	tonnes	2,419	—	3,865	—	—
Concentrate grade	% Cu	19.68	—	19.09	—	—
Zinc concentrate	tonnes	21,322	7,703	33,385	15,585	—
Concentrate grade	% Zn	51.53	51.88	51.00	51.25	—
Copper recovery	%	76.4	—	73.8	—	82
Zinc recovery	%	96.0	96.9	95.4	97.1	95
Gold recovery	%	58.3	—	56.4	—	65
Silver recovery	%	57.0	—	56.3	—	—

		Three Months Ended		Six Months Ended
		Jun. 30	Jun. 30	Jun. 30	Jun. 30	Guidance
Unit Operating Costs		2013	2012	2013	2012	Annual 2013
Concentrators
Flin Flon	$/tonne	15.94	12.54	15.88	12.78	12 - 16
Snow Lake	$/tonne	32.44	30.55	37.52	33.26	25 - 30

		Three Months Ended		Six Months Ended
		Jun. 30	Jun. 30	Jun. 30	Jun. 30	Guidance
		2013	2012	2013	2012	Annual 2013
Manitoba contained metal in concentrate
Copper	tonnes	6,981	10,762	14,624	21,506	33,000 - 38,000
Zinc	tonnes	23,591	20,457	41,801	42,124	85,000 - 100,000
Gold	troy oz.	19,815	24,593	38,484	47,148	—
Silver	troy oz.	190,218	203,166	364,822	408,516	—
Precious metals[1]	troy oz.	22,790	27,891	44,424	54,656	85,000 - 105,000

1 Precious metals include gold and silver production. For precious metals production, silver is converted to gold using the average gold and silver realized sales prices during the period. For precious metals guidance, silver is converted to gold at a ratio of 50:1.

Flin Flon Concentrator

For the second quarter of 2013, ore processed was 16% lower compared to the same period in 2012 as a result of the Trout Lake and Chisel North mine closures. In the second quarter of 2013, copper and zinc concentrate produced were 40% and 24% lower, respectively, compared to the second quarter of 2012 as a result of the mine closures and grade differences due to normal mine sequencing. Compared to the second quarter of 2012, copper, zinc, gold and silver head grades were 26%, 7%, 14% and 7% lower, respectively, as a result of normal mine sequencing and the closure of Trout Lake, which was mining high grade pillars in the second quarter of 2012. Recoveries of copper, zinc gold and silver in the second quarter of 2013 were 3%, 2%, 4% and 2% lower compared to the same period in 2012 as a result of lower mine head grades experienced during the second quarter of 2013. Operating cost per tonne of ore processed in the second quarter of 2013 increased as expected by 27% compared to the same period in 2012, largely due to reduced ore throughput following the closure of the Trout Lake mine.

2013 year-to-date ore processed was 19% lower than the same period in 2012 due to the Trout Lake and Chisel North mine closures. 2013 year-to-date copper and zinc concentrate were 36% and 28% lower, respectively, than the same period in 2012 as a result of the mine closures and mine sequencing producing lower copper head grades. Copper, zinc, gold and silver head grades were 19%, 10%, 10% and 6% lower, respectively, than the same period in 2012 as a result of the mine closures and normal 777 mine sequencing. Recoveries of copper, zinc, gold and silver in 2013 year-to-date remained fairly consistent compared to the same period in 2012. Operating costs per tonne of ore processed for 2013 year-to-date were 24% higher than the same period in 2012, related to reduced ore throughput. We expect our full year metal in concentrate production and unit costs will be within the guidance range.

Snow Lake Concentrator

During the second quarter of 2013, ore processed was 137% higher than in the second quarter of 2012 as a result of increased availability of ore from Lalor production, compared to ore feed from Chisel North in the second quarter of 2012. Zinc concentrate produced increased by 177% as a result of higher zinc grades and increased throughput. The Snow Lake concentrator did not produce copper concentrate in the second quarter of 2012. Unit operating costs per tonne of ore processed for the second quarter of 2013 were 6% higher than the second quarter of 2012, as a result of higher cost of materials and increased contractor costs associated with ramping up and optimizing production levels.

2013 year-to-date ore processed was 92% higher than in 2012, as a result of increased availability of ore from Lalor production, compared to ore feed from Chisel North. Zinc concentrate produced increased 114% compared to the same period in 2012 as a result of higher zinc ore grades and increased throughput. Unit operating costs per tonne of ore processed in 2013 were 13% higher than in 2012 as a result of higher cost of materials as well as additional training in preparation for a seven day per week operation, which started on April 1, 2013.

Metallurgical Facilities

		Three Months Ended		Six Months Ended		Guidance
		Jun. 30	Jun. 30	Jun. 30	Jun. 30	Annual
Zinc Production		2013	2012	2013	2012	2013
Zinc Concentrate Treated
Domestic	tonnes	46,723	29,922	92,365	68,652	199,000
Purchased	tonnes	—	11,301	1,540	19,299	2,600
Total	tonnes	46,723	41,223	93,905	87,951	201,600
Refined Metal Produced
Domestic	tonnes	23,586	14,619	45,633	32,806	—
Purchased	tonnes	—	5,737	805	9,576	—
Total	tonnes	23,586	20,356	46,438	42,382	101,000

		Three Months Ended		Six Months Ended
		Jun. 30	Jun. 30	Jun. 30	Jun. 30	Guidance
Unit Operating Costs		2013	2012	2013	2012	Annual 2013
Zinc Plant	$/lb. Zn	0.33	0.42	0.36	0.42	0.33-0.39

Zinc Plant

Production of cast zinc in the second quarter of 2013 increased by 16% compared to the same period in 2012 due to the biennial shutdown in the second quarter of 2012. Operating costs per pound of zinc metal produced were 21% lower during the second quarter of 2013 compared to the second quarter of 2012 as a result of biennial maintenance shutdown expenses in 2012 and increased production.

In 2013, year-to-date production was 10% higher than the same period in 2012 as a result of concentrate availability and the biennial shutdown during the second quarter of 2012. Year-to-date operating costs per pound of zinc metal produced in 2013 were 14% lower than the same period in 2012 as a result of higher production and expenses associated with the 2012 shutdown. We expect our full year zinc metal production and unit costs will be within the guidance range.

Metal Sold

		Three Months Ended		Six Months Ended
		Jun. 30	Jun. 30	Jun. 30	Jun. 30
		2013	2012	2013	2012
Payable metal in concentrate
Copper	tonnes	6,777	12,886	14,598	23,805
Gold	troy oz.	26,799	29,333	39,021	48,494
Silver	troy oz.	243,432	225,017	355,551	397,475
Refined zinc	tonnes	27,151	23,218	51,369	48,803

FINANCIAL REVIEW

Financial Results

In the second quarter of 2013, we recorded a loss of $52.7 million compared to a loss of $29.6 million for the same period in 2012, an increased loss of $23.1 million. Year-to-date 2013, we recorded a loss of $50.8 million compared to a loss of $26.3 million in the same period in 2012, an increased loss of $24.5 million. The increases in the loss were a result of lower revenues, primarily due to lower copper and gold volumes and prices, partially offset by lower cost of sales, including reduced pension expense and lower tax expense. For additional details on revenue and cost of sales variances see below.

	Three Months Ended	Six Months Ended
(in $ millions)	Jun. 30 2013	Jun. 30 2013
Increase (decrease) in components of profit or loss:
Revenues	(59.2)	(126.4)
Cost of sales
Mine operating costs	19.2	58.2
Depreciation and amortization	0.5	5.2
Selling and administrative expenses	(0.3)	(1.2)
Exploration and evaluation	3.8	7.8
Other operating income	(0.1)	(0.1)
Other operating expenses	0.6	(0.2)
Finance income	(2.1)	(1.8)
Finance expenses	4.2	4.0
Other finance losses	(7.2)	4.9
Tax	17.5	25.1
Decrease in profit for the period	(23.1)	(24.5)

Revenue decreased in the second quarter of 2013

Total revenue for the second quarter of 2013 was $130.7 million, $59.2 million lower than the same period in 2012. This decrease was primarily due to lower sales volumes, mainly as a result of the planned permanent closures of our Trout Lake and Chisel North mines and lower metals prices compared to the second quarter of 2012.

2013 year-to-date revenue was $250.5 million, $126.4 million lower than the same period in 2012, mainly as a result of lower sales volumes, primarily due to lower sales volumes and lower metals prices. The following table provides further details of this variance:

(in $ millions)	Three Months Ended Jun. 30 2013	Six Months Ended Jun. 30 2013
Metals prices[1]
Lower copper prices	(12.5)	(26.1)
Lower zinc prices	(2.6)	(2.1)
Lower gold prices	(9.4)	(21.3)
Lower silver prices	(1.4)	(4.3)
Sales volumes
Lower copper sales volumes	(38.8)	(62.5)
Higher zinc sales volumes	8.1	5.1
Lower gold sales volumes	(3.2)	(11.1)
Higher (lower) silver sales volumes	0.4	(0.8)
Other
Favourable movement in foreign exchange rates	2.6	4.1
Derivative mark-to-market	1.2	(1.7)
Pre-production revenue	(4.6)	(9.3)
Other volume and pricing differences	(0.5)	0.1
Effect of lower treatment and refining charges	1.5	3.5
Decrease in revenue in 2013 compared to 2012	(59.2)	(126.4)

1 See discussion below for further information regarding metals prices.

Our revenue by significant product type is summarized below:

	Three Months Ended		Six Months Ended
	Jun. 30	Jun. 30	Jun. 30	Jun. 30
(in $ millions)	2013	2012	2013	2012
Copper	43.1	93.0	103.4	189.7
Zinc	55.9	49.6	107.5	105.9
Gold	35.0	45.9	49.0	79.4
Silver	4.9	5.7	7.1	11.9
Other	1.1	1.9	2.5	3.2
Gross revenue	140.0	196.1	269.5	390.1
Treatment and refining charges	(4.7)	(6.2)	(9.7)	(13.2)
Pre-production revenue	(4.6)	—	(9.3)	—
Revenue	130.7	189.9	250.5	376.9

Our realized prices for the second quarter of 2013 and 2012 are summarized below:

			Realized prices[1] for quarter ended			Realized prices[1] for six months ended
		LME Q2	Jun. 30	Jun. 30	LME YTD	Jun. 30	Jun. 30
		2013[2]	2013	2012	2013 [2]	2013	2012
Prices in US$
Copper	US$/lb.	3.24	2.81	3.24	3.42	3.15	3.60
Zinc[3]	US$/lb.	0.83	0.92	0.97	0.88	0.96	0.98
Gold[3] [4]	US$/troy oz.		1,237	1,542		1,207	1,623
Silver[3] [4]	US$/troy oz.		18.96	25.03		19.15	29.83

Prices in C$
Copper	C$/lb.	3.32	2.89	3.27	3.47	3.21	3.62
Zinc[3]	C$/lb.	0.85	0.94	0.98	0.89	0.98	0.98
Gold[3] [4]	C$/troy oz.		1,270	1,565		1,231	1,637
Silver[3] [4]	C$/troy oz.		19.47	25.35		19.53	30.17
Exchange rate	US$1 to C$		1.03	1.01		1.02	1.01

1     Realized prices exclude refining and treatment charges and are on the sale of finished metal or metal in concentrate.

2     LME average for copper and zinc prices.

3     Zinc, gold and silver revenues include unrealized gains and losses related to forward purchase contracts that are not included in the above realized prices. For the quarter, the unrealized components of those derivatives resulted in a loss of US$0.007/lb., gain of US$35.251/oz., and a gain of US$0.699/oz., respectively.

4     Since August 1, 2012, sales of gold and silver from our 777 mine have been subject to our precious metals stream agreement with Silver Wheaton, pursuant to which we recognize deferred revenue for precious metals deliveries and also receive cash payments of US$400/oz for gold deliveries and US$5.90/oz for silver deliveries. Previously, we sold gold and silver from our 777 mine as contained metal within our copper concentrate. Realized gold and silver prices in the second quarter of 2013 include deferred revenue of US$927.55/oz and US$15.29/oz, respectively.

The price, quantity and mix of metals sold, along with movements in the Canadian dollar, affect our revenue, operating cash flow and profit. Revenue from metals sales can vary from quarter to quarter due to production levels, shipping volumes, and transfer of risk and title with customers.

Outlook (Refer to the Forward-Looking Information section on page 2 of this MD&A)

We expect that revenues will continue to be affected mainly by the volume of domestic contained metal production, purchased zinc concentrates and the market prices of copper and zinc, together with fluctuation of the US dollar exchange rate compared to the Canadian dollar. Average copper and zinc prices in the second quarter of 2013 were significantly lower than average prices through 2012 and the first quarter of 2013 due to concerns about the outlook for Chinese economic performance and anticipated tightening of monetary conditions in the U.S., and recent spot prices have remained at these lower levels. Absent a recovery in metals prices, copper and zinc sales revenues in the second half of 2013 are likely to be lower than those realized in 2012. Revenues and cash proceeds realized from gold and silver sales from our 777 mine (which represents most of our current gold and silver production) are unaffected by the recent decline in gold and silver prices due to the streaming agreement with Silver Wheaton.

Although we expect higher domestic zinc concentrate production to offset lower domestic copper concentrate production, lower purchased zinc concentrate volumes are also likely to contribute to lower revenues in 2013 compared to 2012, barring a significant change in metals prices. Some of our domestic production in 2013 also relates to production prior to commencement of commercial production, the receipts from which will be credited against capital costs rather than treated as revenues.

Cost of sales decreased in the second quarter of 2013

	Three Months Ended		Six Months Ended
	Jun. 30	Jun. 30	Jun. 30	Jun. 30
($000s)	2013	2012	2013	2012
Detailed cost of sales
Mines
777	15,712	14,413	36,560	30,965
Trout Lake	—	5,515	—	13,918
Chisel North	—	6,779	—	13,758
Lalor	11,070	—	11,070	—

Concentrators
Flin Flon	6,427	6,028	12,781	12,764
Snow Lake	3,735	1,481	6,944	3,204

Metallurgical plants
Zinc plant	17,406	18,751	36,482	38,836

Other
Services and site administration	16,802	13,270	31,906	43,891
Purchased concentrate (before inventory changes)	(31)	14,408	(127)	23,837
Manitoba employee profit sharing	2,645	6,607	5,547	10,338
Net profits interest	1,646	3,606	4,783	8,594
Distribution	7,368	12,675	14,677	22,967
Other	(1,001)	1,431	(1,052)	1,544
Changes in domestic inventory	13,823	9,677	17,052	9,030
Depreciation and amortization	20,814	21,278	34,988	40,113
Adjustments related to zinc inventory write-downs	—	164	—	1,222
Cost of sales	116,416	136,083	211,611	274,981

Total cost of sales for the second quarter of 2013 was $116.4 million, reflecting a decrease of $19.7 million from the second quarter of 2012. This was mainly due to a decrease of purchased concentrate expense in the second quarter of 2013 which was $14.4 million lower compared to the same period in 2012 as no significant purchased zinc concentrate was processed. There was a decrease of $12.3 million in mining costs as a result of the mine closures of our Trout Lake and Chisel North mines, which was partially offset by an increase of $11.0 million in costs related to the Lalor mine. The distribution costs were $5.3 million lower in the second quarter of 2013 compared to the second quarter of 2012 as a result of decreased copper concentrate sales volumes.

The cost of sales for 2013 year-to-date was $211.6 million, reflecting a decrease of $63.4 million from the same period in 2012. This was primarily due to a decrease in costs of $27.7 million at our Trout Lake and Chisel North mines in 2013 as a result of the mine closures. Service and site administration expenses were $12.0 million lower in the current year than the same period in 2012 as the 2012 expenses included a charge of $6.5 million related to our adoption of a new accounting standard for employee benefits and $8.0 million of past service costs associated with the new collective agreements retroactive to January 1, 2012. 2013 year-to-date purchased concentrate costs were $24.0 million lower than the same period in 2012 as no significant purchased zinc concentrate was processed. 2013 year-to-date distribution costs were $8.3 million lower than the same period in 2012 as a result of decreased copper concentrate sales volumes. Year-to-date depreciation and amortization expenses were $5.1 million less than the same period in 2012 as a result of the closure of our Trout Lake and Chisel North mines. These expense reductions were partially offset by $11.0 million in costs related to the Lalor mine and increased costs of $5.6 million at our 777 mine.

For details on unit operating costs refer to the respective tables in the Operations Review section beginning on page 12 of this MD&A.

For the second quarter of 2013, other significant variances in expenses, compared to the same period in 2012, include the following:

•             Exploration and evaluation expenses decreased by $3.8 million as grassroots exploration spending was reduced to focus on brownfield opportunities. In addition, lower costs were incurred at our Back Forty project in Michigan following our decision to suspend development activities at the project and pursue strategic alternatives.

•             Finance expenses decreased by $4.2 million to $2.5 million in the second quarter of 2013, compared to the same period in 2012, due to financing fees associated with efforts in 2012 to arrange financing for the Constancia project.

•             Other finance loss increased by $7.2 million in the second quarter of 2013, primarily as a result of:

•             foreign exchange loss of $23.8 million compared to a foreign exchange gain of $6.0 million in the second quarter of 2012 mainly as a result of a weaker Canadian dollar against the US dollar in the second quarter of 2013 and its impact on US dollar denominated long-term debt balance, partially offset by the effect on our US dollar cash balance which was higher in 2013 than in 2012;

•             a loss of $5.1 million as a result of the fair value adjustment of the embedded derivative related to the unsecured notes, which were issued in the third quarter of 2012; and

•             the above was offset by lower impairment and mark-to-market losses on investments which were $5.1 million in the second quarter of 2013, compared to $32.7 million in the second quarter of 2012.

For the 2013 year-to-date, other significant variances in expenses from operations, compared to 2012, include the following:

•             Selling and administrative expenses increased by $1.2 million, totaling $19.3 million year-to-date 2013. The increase was mainly due to severance costs and legal costs, partially offset by lower stock option expense as no new stock options were being issued and lower deferred share unit expenses as a result of a decrease in our share price.

•             Exploration and evaluation expenses decreased by $7.8 million to $15.6 million primarily as a result of lower exploration spending due to focus on brownfield opportunities. In addition, lower costs were incurred at our Back Forty project in Michigan following our decision to suspend development activities at the project and pursue strategic alternatives.

•             Finance income decreased by $1.8 million to $2.1 million, due to lower cash balances earning interest income which excludes interest earned on temporarily invested debt proceeds, which we have capitalized.

•             Finance expenses decreased by $4.0 million which related mainly to financing fees associated with efforts in 2012 to arrange financing for the Constancia project.

•             Other finance losses decreased by $4.9 million mainly as a result of:

•             foreign exchange losses of $19.3 million compared to a gain of $3.5 million in 2012 mainly as a result of a weaker Canadian dollar against the US dollar in the second quarter of 2013 and its impact on US dollar denominated long-term debt balance, partially offset by the effect on our US dollar cash balance which was higher in 2013 than in 2012;

•             a loss of $3.4 million as a result of the fair value adjustment of the embedded derivative related to the unsecured notes, which were issued in the third quarter of 2012; and

•             the above was offset by lower impairment and mark-to-market losses on investments and receivables which were $7.0 million in 2013 and $38.0 million in 2012, respectively.

The following is a breakdown of the impact of foreign currency translation on total equity:

	Three Months Ended		Six Months Ended
	Jun. 30	Jun. 30	Jun. 30	Jun. 30
(in $ millions)	2013	2012	2013	2012
Loss on Soles denominated transactions, primarily cash translated to USD	(22.7)	(0.1)	(24.9)	(0.3)
Loss on translation of USD denominated long-term debt and interest expense accrued, net of transaction costs and embedded derivative	(22.8)	—	(33.4)	—
Gain of translation of USD cash balances	19.3	4.3	35.0	3.3
Gain on working capital and other small entities	2.4	1.8	4.0	0.5
Total pre-tax (loss) gain	(23.8)	6.0	(19.3)	3.5
Total tax expense related to translation	(3.1)	(1.4)	(4.6)	(0.5)
Total (loss) gain to the income statements	(26.9)	4.6	(23.9)	3.0
Cumulative translation adjustment gain in other comprehensive income related to translation of foreign operations, primarily Peru	51.3	11.3	75.2	1.3
Total increase to equity	24.4	15.9	51.3	4.3

Tax Expense

For the three and six months ended June 30, 2013 tax expense decreased by $17.5 million and $25.1 million, respectively, compared to the same period in 2012.

	Three Months Ended		Six Months Ended
	Jun. 30	Jun. 30	Jun. 30	Jun. 30
($000s)	2013	2012	2013	2012
Non-cash - income tax expense [1]	18,748	31,862	24,160	36,766
Non-cash - mining tax (recovery) expense [1]	(9,196)	8,024	(9,890)	8,027
Total non-cash tax expense	9,552	39,886	14,270	44,793
Estimated current tax expense (recovery) - income tax	3,411	(18,328)	2,851	(16,095)
Estimated current tax (recovery) expense - mining tax	(160)	8,698	1,698	15,173
Total estimated current tax expense (recovery)	3,251	(9,630)	4,549	(922)
Tax expense	12,803	30,256	18,819	43,871

1                                           Non-cash tax expenses represent our draw-down/increase of non-cash deferred income and mining tax assets/liabilities.

Income Tax Expense

Our effective income tax rate on profit before tax for the 2013 year-to-date was approximately negative 84.5% (year-to-date 2012 - 117.3%). Applying the statutory income tax rate of 27.0% to our loss before taxes of $32.0 million would have resulted in a tax recovery of approximately $8.6 million; however we recorded an income tax expense of $27.0 million (year-to-date 2012 - $20.7 million). The significant items causing our effective income tax rate to be different than the 27.0% statutory income tax rate include:

•             Certain of our foreign operations realized losses of $6.5 million (year-to-date 2012 - $10.5 million), the tax benefit of which has not been recognized since we determined that it is not probable that we will realize the benefit of these losses. This results in an increase in deferred tax expense of approximately $1.8 million for the year;

•             An increase to deferred tax expense of $18.3 million (year-to-date 2012 — decrease of $1.0 million)  due to the fact that we recognize Peruvian non-monetary assets in our financial statements at historical cost, whereas the tax base of the assets change as exchange rates fluctuate, which gives rise to a temporary difference;

•             Impairment loss of $7.0 million (year-to-date 2012 - $33.6 million) that was recorded to recognize impairments on available-for-sale investments in junior mining companies due to poor market conditions. These losses cause deductible temporary differences which can result in a deferred tax asset being recognized to the extent any Canadian accrued gains exist based on the projected applicable capital gains tax rate of approximately 13.5%. We have not recorded a related deferred tax asset for these deductible temporary differences as there are no Canadian accrued gains on account of capital, resulting in an increase in deferred tax expense of approximately $1.9 million for the year;

•             Certain non-tax deductible foreign exchange losses of $44.9 million (year-to-date 2012 — gains of $1.7 million) that are not deductible for local income tax purposes and therefore result in an increase in deferred tax expense for the year of approximately $12.1 million for the year;

•             Decreases to our decommissioning and restoration liabilities in Manitoba resulting from a significant increase in discount rates required us to record a corresponding non-cash decrease to property, plant and equipment. We recognized a deferred tax recovery of $4.4 million (year-to-date 2012 - expense of $1.7 million) related to the decrease in property, plant and equipment; however, we did not recognize a deferred tax expense related to the decrease in the decommissioning and restoration liabilities since it was not considered probable that the expense will be realized; and

•             The tax benefit of certain Peruvian expenses were not recorded in the period since it was not considered probable that the benefit of these expenses would be realized resulting in an increase in deferred tax expense of approximately $6.8 million for the year.

Mining Tax Expense

Applying the Manitoba statutory income tax rate of 15.0% to our loss before taxes for the period of $32.0 million would have resulted in a tax recovery of approximately $4.8 million and we recorded a mining tax recovery of $8.2 million (year-to-date 2012 - $23.2 million). For the 2013 year to date period, our effective rate for mining taxes was approximately 25.6% (year-to-date 2012 - 131.7%). Effective mining tax rates can vary significantly based on the composition of our earnings and the expected amount of taxable profits from mining. Corporate costs and other costs not related to mining operations are not deductible in computing mining profits. A brief description on how mining taxes are calculated in our various business units is discussed below.

Manitoba

The Province of Manitoba imposes mining tax on profit related to the sale of mineral products mined in the Province of Manitoba (mining taxable profit) at the following rates:

•            10% of total mining taxable profit if mining profit is $50 million or less;

•             15% of total mining taxable profit if mining profits are between $55 million and $100 million; and

•             17% of total mining taxable profit if mining profits exceed $105 million.

We have accumulated mining tax pools over the years and recorded the related benefits as deferred mining tax assets. We estimate that the tax rate that will be applicable when temporary differences reverse will be approximately 15.0%.

Peru

The Peruvian government imposes two parallel mining tax regimes, the Special Mining Tax and Modified Royalty, on companies’ operating mining income on a sliding scale, with progressive rates ranging from 2.0% to 8.4% and 1.0% to 12.0%, respectively. Based on financial forecasts, we have recorded a deferred tax liability as at June 30, 2013 at the tax rate we expect to apply when temporary differences reverse and have reassessed the effective rates that apply from the last reporting period.

LIQUIDITY AND CAPITAL RESOURCES

Precious Metals Stream Transaction with Silver Wheaton

On September 28, 2012 we closed a precious metals stream transaction with Silver Wheaton related to our 777 mine and the Constancia project and received an upfront deposit payment of US$500 million. During the second quarter of 2013 we received an additional US$125 million deposit payment as we have paid for US$500 million in capital expenditures at our Constancia project. The final US$125 million deposit payment is payable once we have paid for a total of US$1.0 billion in capital expenditures at our Constancia project. For further information on the precious metals stream transaction, refer to note 14 of our June 30, 2013 consolidated interim financial statements.

9.50% Senior Unsecured Notes

On June 20, 2013, we issued US$150 million aggregate principal amount of our 9.50% senior unsecured notes due October 1, 2020 (the “Additional Notes”). The Additional Notes are additional to the US$500 million aggregate principal amount of 9.50% senior unsecured notes that we issued in September 2012 (the “Initial Notes”, and together with the Additional Notes, the “Notes”). The Additional Notes were priced at 102% of the aggregate principal amount, resulting in gross proceeds of US$153 million and will yield 9.11% to maturity. The Initial Notes were priced at 100% of their face value, and yielded gross proceeds of US$500 million. The Notes have been classified as long-term debt and accounted for initially at fair value and subsequently at amortized cost using the effective interest rate method. Interest is payable on the Notes semi-annually on April 1 and October 1 of each year, beginning on April 1, 2013. As the proceeds have been used to date to fund the development of Constancia, interest costs have been capitalized to project assets. The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by substantially all of our existing and future subsidiaries other than our subsidiaries associated with the Constancia project.

The Notes contain certain customary covenants and restrictions for a financing instrument of this type. Although there are no maintenance covenants with respect to our financial performance, there are transaction-based restrictive covenants that limit our ability to incur additional indebtedness in certain circumstances. These restrictions could limit our ability to obtain future debt financing, grow in accordance with our strategy or secure the needed working capital to withstand future downturns in the economy or metals prices. In addition, our ability to make restricted payments, including dividend payments, is subject to compliance with certain covenants.

For further information on the terms of the Notes, refer to note 18 of our annual financial statements.

Senior Secured Revolving Credit Facility

In connection with completing the issuance of the Additional Notes and subsequent thereto, we entered into an amendment to our revolving credit facility with a syndicate of lenders and received commitments from the lenders to amend and restate the facility. The amended and restated credit facility is expected to mature three years following closing and have a maximum availability equal to the lesser of US$100 million and a borrowing base, which will be a percentage of accounts receivable and inventory, as defined under the facility. The contemplated amendments also include the removal of debt to EBITDA and EBITDA to interest maintenance covenants, such that the only remaining financial maintenance financial covenant will be the requirement to maintain a tangible net worth. The amended and restated credit facility will contain other customary covenants for a facility of this type.

As at June 30, 2013, we were in compliance with our covenants under the facility. Also as at June 30, 2013, we had $64.5 million in outstanding letters of credit collateralized by cash and cash equivalents that would have been classified as restricted cash in the absence of the credit facility.

Equipment Finance Facility

During the second quarter of 2013 we received a commitment from Caterpillar Financial to provide an equipment financing facility for the mobile fleet at our Constancia project. The equipment financing facility is intended to cover approximately US$130 million of equipment manufactured by Caterpillar and others, subject to completion of definitive documentation and other customary conditions precedent, including compliance requirements under applicable laws. Loans pursuant to the equipment financing facility are expected to have a term of six years and be secured by the Constancia mobile fleet.

Financial Condition

Financial Condition as at June 30, 2013 compared to December 31, 2012

Cash and cash equivalents decreased by $260.2 million from December 31, 2012 to $1,076.9 million as at June 30, 2013. This decrease was mainly driven by $439.6 million in capital expenditures primarily at our Lalor and Constancia projects, and interest and dividend payments of $26.7 million and $17.2 million, respectively. These expenditures were partially offset by proceeds from the issuance of Additional Notes and the receipt of the second deposit under the precious metals stream transaction with Silver Wheaton. We hold the majority of our cash and cash equivalents in low-risk, liquid investments with major Canadian and Peruvian financial institutions.

Working capital decreased by $211.3 million to $970.7 million from December 31, 2012 to June 30, 2013.  In addition to the lower cash and cash equivalents position:

•             Receivables increased by $33.7 million, mainly due to an increase in the current portion of the statutory receivables related to the Peruvian sales tax; and

•             Prepaid expenses increased $15.1 million mainly as a result of timing related to the payments to suppliers related to capital projects.

Cash Flows

The following table summarizes our cash flows for the three and six months ended June 30, 2013 and June 30, 2012.

	Three Months Ended		Six Months Ended
	Jun. 30	Jun. 30	Jun. 30	Jun. 30
($000s)	2013	2012	2013	2012

Loss for the period	(52,686)	(29,606)	(50,779)	(26,252)
Tax expense	12,803	30,256	18,819	43,871
Items not affecting cash	35,746	88,057	49,939	144,893
Taxes paid	(6,522)	(22,569)	(16,373)	(54,129)
Operating cash flows before stream deposit and change in non-cash working capital	(10,659)	66,138	1,606	108,383
Precious metals stream deposit	131,475	—	131,475	—
Change in non-cash working capital	5,361	(24,942)	(19,626)	(95,460)
Cash generated used in operating activities	126,177	41,196	113,455	12,923
Cash used in investing activities	(265,496)	(101,948)	(514,215)	(186,726)
Cash generated in financing activities	156,382	40	112,782	(17,077)
Effect of movement in exchange rates on cash and cash equivalents	9,388	69	27,817	1,864
Decrease in cash and cash equivalents	26,451	(60,643)	(260,161)	(189,016)

Cash Flow from Operating Activities

Operating cash flow before stream deposit and change in non-cash working capital was negative $10.7 million for the second quarter of 2013, a $76.8 million decrease compared with the same period in 2012, primarily as a result of lower sales volumes, lower realized prices and reduced gold and silver cash receipts as a result of the Silver Wheaton precious metals stream transaction.

Year-to-date operating cash flows before stream deposit and change in non-cash working capital in 2013 were $1.6 million, reflecting a decrease of $106.7 million compared to 2012, mainly as a result of lower sales volumes, lower realized prices and reduced gold and silver cash receipts during the period, as a result of the Silver Wheaton precious metals stream transaction.

Cash Flow from Investing and Financing Activities

During the second quarter of 2013 our investing and financing activities used cash of $109.1 million, driven primarily by capital expenditures of $233.5 million and Peruvian sales tax payments of $30.7 million. This was partially offset by proceeds of $156.7 million from the Additional Notes issued during the quarter.

Year-to-date, we used $401.4 million in investing and financing activities primarily driven by capital expenditures of $439.6 million, interest payments of $26.7 million, dividend payments of $17.2 million and Peruvian sales tax payments of $51.8 million. In addition, we reclassified $20.9 million from cash and cash equivalents to restricted cash as Hudbay Peru was required to provide a letter of credit as a first annual deposit of security with respect to its decommissioning and restoration obligations. This was partially offset by proceeds of $156.7 million from the Additional Notes issued during the quarter.

Capital Expenditures

The following summarizes cash additions to capital assets for the periods indicated:

	Three Months Ended		Six Months Ended
	Jun. 30	Jun. 30	Jun. 30	Jun. 30
(in $ millions)	2013	2012	2013	2012
777 Mine	9.2	6.6	18.3	14.0
Trout Lake Mine	—	1.0	—	1.1
Lalor Mine	5.5	—	5.5	—
Flin Flon and Snow Lake Concentrators	0.4	2.2	0.5	2.2
Flin Flon and Snow Lake Other	2.1	3.4	4.9	6.0
Zinc Plant	0.7	5.7	1.3	6.9
Other	0.4	0.1	(0.8)	(0.1)
Sustaining capital expenditures	18.3	19.0	29.7	30.1
Lalor Project	15.3	21.0	45.6	60.5
Capitalized Peru	197.9	57.2	356.2	156.6
777 North Expansion	1.2	2.1	1.7	3.7
Back Forty Project	—	—	—	0.2
Reed Project	9.9	6.6	24.2	6.6
Growth capital expenditures	224.3	86.9	427.7	227.6
Capital accruals for the period	(9.1)	(8.6)	(17.8)	(81.9)
Total	233.5	97.3	439.6	175.8

Our capital expenditures for the three months ended June 30, 2013 were $233.5 million, an increase of $136.2 million compared to the same period in 2012. The increase is primarily due to increased expenditures at our Constancia and Reed projects, partially offset by lower capitalized costs at our Lalor project due to timing. During the three months ended June 30, 2013, we recorded $1.4 million in investment tax credits which were primarily netted against Lalor and Reed capitalized project expenditures.

Our capital expenditures for the six months ended June 30, 2013 were $263.8 million higher than in 2012, primarily due to increased capitalized expenditures at our Constancia project. In addition capitalized expenditures increased as a result of our Reed project, partially offset by decreased capitalized expenditures at our Lalor project. During the six months ended June 30, 2013, we recorded $3.4 million in investment tax credits which were primarily netted against Lalor and Reed capitalized project expenditures.

Contractual Obligations and Commitments

As at June 30, 2013, we had outstanding capital commitments of approximately $85.1 million primarily related to our Lalor and Reed projects, of which approximately $37.6 million cannot be terminated by Hudbay; and approximately $478.1 million in Peru, primarily related to our Constancia project, of which approximately $113.8 million cannot be terminated by Hudbay.

Liquidity

As at June 30, 2013, we had total available and committed liquidity of approximately $1.5 billion, including cash and cash equivalents of approximately $1.1 billion and other committed sources of financing. We also are in the process of considering additional financing opportunities, including an additional streaming transaction and offtake debt financing. To the extent that metals prices decline materially from current levels or we have other unanticipated demands on liquidity, we may need to raise additional financing or pursue other corporate initiatives.

Outstanding Share Data

As of July 30, 2013, there were 172,078,376 common shares of Hudbay issued and outstanding. In addition, options for a maximum aggregate of 5,081,156 common shares were outstanding.

TREND ANALYSIS AND QUARTERLY REVIEW

The following table sets forth selected consolidated financial information for each of our eight most recently completed quarters.

	2013		2012[2]				2011[3]
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	($000s)
Revenue	130,659	119,881	180,994	144,659	189,858	187,038	254,314	212,335
(Loss) profit before tax	(39,883)	7,923	24,509	6,253	650	16,969	70,844	38,505
(Loss) profit from continuing operations	(52,686)	1,907	8,143	(5,354)	(29,606)	3,355	34,908	(15,427)
Loss from discontinued operations	—	—	—	—	—	—	—	(25,031)
(Loss) profit	(52,686)	1,907	8,143	(5,354)	(29,606)	3,355	34,908	(40,458)
(Loss) earnings per share:
Basic	(0.31)	0.01	0.05	(0.03)	(0.17)	0.03	0.21	(0.23)
Diluted	(0.31)	0.01	0.05	(0.03)	(0.17)	0.03	0.21	(0.23)
Operating cash flow per share[1]	(0.06)	0.07	0.03	0.12	0.38	0.25	0.48	0.37

1 Operating cash flow per share is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 31 of this MD&A.

2 The 2012 balances reflect the adjustments required by the revised IAS 19, Employee Benefits. See note 3 in the consolidated interim financial statements.

3 The 2011 balances reflect the correction of immaterial error as noted in note 2e of the consolidated interim financial statements.

In the fourth quarter of 2011, the first and fourth quarters of 2012 and the first quarter of 2013 we recorded a profit whereas in the third quarter of 2011, second and third quarters of 2012 and the second quarter of 2013, we recorded losses. The profit in the first quarter of 2013 and fourth quarter of 2012 were mainly a result of finance gains related to foreign exchange gains as well as a lower tax expense as a result of lower gross margin. The losses in the second quarter of 2013 and the third quarter of 2012 was mainly a result of a significant foreign exchange losses and lower gross profit. The loss in the third quarter of 2011 was mainly a result of higher deferred tax expense of $26.9 million arising from changes in Peruvian mining tax rates and an increase in the present value of decommissioning and restoration obligations as well as a loss of $22.5 million on disposal of the Fenix project.

Sales in the last two quarters of 2011 benefited from the drawdown of copper concentrate inventory that had accumulated in late 2010 and early 2011 due to a shortage of available railcars that was subsequently resolved. Revenues in 2011 also benefited from higher copper and zinc prices. Our revenue in 2012 and 2013 has decreased as a result of volume and price reductions.

Operating cash flow per share was lower in the first and second quarter of 2013 and the fourth quarter of 2012 compared to previous quarters, due mainly to reduced revenues, as well as lower gold and silver cash receipts as a result of the stream transaction. The operating cash flow per share in the second quarter of 2012 benefited from a current tax recovery of $18.2 million to reflect the reduction of prior year taxes owing as a result of accelerated depreciation of prior year tax pools related to the “New Mine” status ruling at our Lalor mine. Results in 2011 reflected the drawdown of excess copper concentrate inventory in the second half.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Operating cash flow per share and cash costs per pound of copper sold are included in this MD&A because we believe that, in the case of operating cash flow per share, it helps investors to evaluate changes in cash flow while taking into account changes in shares outstanding, and in the case of cash costs, they help investors assess the performance of our operations. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Operating cash flow per share

The following table presents our calculation of operating cash flow per share for the three and six months ended June 30, 2013 and June 30, 2012.

	Three Months Ended		Six Months Ended
($000s except share and per share	Jun. 30	Jun. 30	Jun. 30	Jun. 30
amounts)	2013	2012	2013	2012
Operating cash flow before stream deposit and change in non-cash working capital	(10,659)	66,138	1,606	108,383
Weighted average shares outstanding	172,028,376	171,956,835	172,020,482	171,950,593
Operating cash flow per share	$(0.06)	$0.38	$0.01	$0.63

Cash cost per pound of copper sold

Cash cost per pound of copper sold (“cash cost”) is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our operations. Our calculation takes a by-product costing approach, under which we designate copper as our primary metal of production and from which we subtract the net revenues realized from the sale of other metals mined with copper. As there is significant variation in calculation methodologies in practice, our cash cost may not be directly comparable with the cash cost of other companies.

Cost to copper concentrate includes all direct mining, milling, and concentrating costs incurred in the production of copper concentrate at our mines and mills in addition to general and administrative expenses directly related to those operations. Downstream costs include freight, distribution, and treatment charges related to copper concentrate plus copper refining costs. Net by-product credits include revenue from the sale of zinc, gold, silver, and other by-products less the production costs of zinc and refining costs associated with gold and silver. Realization of deferred revenue under the precious metals stream agreement with Silver Wheaton is not included in net by-product credits.

	Three Months Ended		Six Months Ended
	Jun. 30	Jun. 30	Jun. 30	Jun. 30
	2013	2012	2013	2012
Cash cost per pound of copper sold
$/lb
Mining, milling, concentrating	2.84	1.41	2.21	1.57
On-site administration and general expenses	0.21	0.32	0.22	0.26
Cost to copper concentrate	3.05	1.73	2.43	1.83
Treatment and refining	0.22	0.18	0.21	0.17
Freight and distribution	0.39	0.22	0.37	0.26
Other	—	0.02	—	0.03
Downstream costs	0.61	0.42	0.58	0.46
Net by-product credits	(1.44)	(1.52)	(1.03)	(1.41)
Cash cost per pound of copper sold	2.22	0.63	1.98	0.88

Reconciliation to Income Statement
($000’s)
Cost of sales - mine operating costs	95,602	114,805	176,623	234,868
Treatment and refining charges	4,713	6,237	9,664	13,207
Pre-production revenue	4,612	—	9,289	—
By-product revenues	(96,859)	(103,114)	(166,045)	(200,373)
Less: change in deferred revenue	25,066	—	34,509	—
	33,134	17,928	64,040	47,702

Less: indirect costs[1]
Share based payment	(81)	(83)	177	251
Adjustments related to zinc inventory write-downs (reversals)	—	164	—	1,222
Demolition and rehabilitation	—	42	—	82
Subtotal - cash costs	33,215	17,805	63,863	46,147
Copper sales (000s lbs)	14,942	28,409	32,184	52,481
Cash cost per pound of copper sold ($/lb)	2.22	0.63	1.98	0.88

1     Indirect costs in cost of sales - mine operating costs

Cash cost in the second quarter of 2013 was $2.22/lb, compared to $0.63/lb for the same period in 2012. The increase is due primarily to the timing of deliveries of gold and silver to Silver Wheaton under the stream agreement as these deliveries may occur in a subsequent period to the recognition of copper in concentrate revenue. In the second quarter of 2013, this timing difference resulted in a higher proportion of gold and silver sales relative to copper sales versus the second quarter of 2012. The costs of gold and silver production associated with these sales increased cost to copper concentrate on a per unit of copper sold basis. In addition, the non-cash portion of these gold and silver sales is excluded from by product credits and the total sales price is relatively lower than the second quarter of 2012. The impact of the stream agreement reduced net by product credits by approximately $1.78/lb during the quarter. Costs also reflected the commencement of commercial production at the Lalor mine on April 1, 2013, which was higher cost production than at the 777 mine and higher cost than the levels expected in the balance of 2013 as production ramps up.

Cash cost for the six months ended June 30, 2013 was US$1.98/lb, compared to $0.88/lb for the same period in 2012. The impact of the stream agreement reduced year to date net by product credits by approximately $0.80/lb. Cost to copper concentrate was also impacted by slightly higher mine and mill operating costs compared to the same period in 2012.

ACCOUNTING CHANGES AND CRITICAL ESTIMATES

New standards adopted in 2013

For information on our adoption of new accounting standards, refer to note 3 of our June 30, 2013 condensed consolidated interim financial statements.

New standards and interpretations not yet adopted

For information on new standards and interpretations not yet adopted, refer to note 4 of our June 30, 2013 condensed consolidated interim financial statements.

Estimates and judgements

For information on significant areas requiring us to make estimates and judgements, refer to note 2 of our June 30, 2013 condensed consolidated interim financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”). ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

We did not make any changes to ICFR during the quarter ended June 30, 2013 that materially affected or are reasonably likely to materially affect our ICFR.